THE GUARDIAN INSURANCE & ANNUITY COMPANY INC.

ENDORSEMENT

Annuity Payout Option - Payments for a Period Certain

This endorsement is attached to and made part of the Basic Contract and is subject to all applicable provisions of the Basic Contract. In the case of any conflict between the provisions of the Basic Contract and this endorsement, the provisions of this endorsement will control.

Payments for a Period Certain are hereby added to the Basic Contract as a payout option. If this payout option is elected, and if the Annuitant is living and the Basic Contract is in force on the Annuity Commencement Date, we will make fixed monthly payments to the payee for a fixed period of time under the terms of this endorsement.

Definitions

Terms used in this endorsement that are not described below have the meaning ascribed in the Basic Contract to which this endorsement is attached.

Payments for a Period Certain

We will make monthly payments that are guaranteed for a whole number of years. You may elect the number of years from the Period Certain column in the Table of Guaranteed Annuity Rates provided in this endorsement. If this option is chosen, the first annuity payment is determined by multiplying (a) by (b) where:

(a)	is the Annuity Rate for the first monthly payment shown in the Table of Guaranteed Annuity Rates provided in this endorsement for the applicable Period Certain; and

(b)	is the Accumulation Value divided by 1,000.

The first annuity payment described above is based on the guaranteed annual interest rate shown on the Contract Data page. We declare a new annual interest rate for this option on January 1st of each year. This interest rate will remain in effect through December 31st of that calendar year and will never be less than the guaranteed annual interest rate shown on the Contract Data page. If we declare an interest rate that is higher than the guaranteed rate, subsequent payments for that calendar year will be increased monthly based on the relationship between the declared rate and the guaranteed rate shown on the Contract Data page.

During the first calendar year in which contract proceeds are applied to this option, the interest rate declared on January 1st of that year will be used to determine the amount of any payments after the first payment for the remainder of that calendar year.

Unless a withdrawal is made in accordance with the Withdrawal Provision set forth below, the amount of any monthly payments under this option are guaranteed not to be less than any previous monthly payment. A withdrawal under this option will result in a proportional reduction of the next payment following the withdrawal. All payments thereafter may increase if we declare an interest rate that is higher than the guaranteed rate as described above.

Death of Annuitant

If the Annuitant dies during the payment period, we will pay the balance of the payments to the payee for the remainder of that period. Unless the Owner indicates otherwise in a signed written notice received at our Customer Service Office in Good Order, the payee may elect to be paid the present value of the current dollar amount of the then remaining payments in a lump sum. The interest rate used to compute the present value of any remaining unpaid payments will be the same rate that was used to determine the first monthly annuity payment described above.

Withdrawal Provision

Under this payout option, the payee (unless the Owner indicates otherwise in a signed written notice received at our Customer Service Office in Good Order) has the right to withdraw all or a portion of the present value of the remaining payments. A withdrawal of a portion of the present value of remaining payments will result in a proportional reduction in future payments as described in the Payments of Period Certain provision above.

13-PCERT SVA	[CONTRACT NUMBER]

The following conditions apply to withdrawals of a portion of the present value of remaining payments:

•	the payee may not withdraw less than $500;

•	after making a withdrawal, the present value of the total remaining payments must be at least $2,000 and each remaining monthly payment must be at least $20; and

•

one withdrawal is permitted each quarter without an administrative charge, and additional withdrawals are permitted at an administrative charge not to exceed the amount shown on the Contract Data page.

If a withdrawal request does not meet the conditions stated in the second bullet above, we will promptly attempt to contact the Owner for additional instructions. If we do not receive revised instructions that comply with the conditions stated in the second bullet above in Good Order at our Customer Service Office within five Valuation Dates of the original request, we will pay you, or the Beneficiary if you are no longer living, the present value of the remaining payments and cancel the Basic Contract.

A withdrawal of all or a portion of the present value of the remaining payments may have tax consequences. The withdrawal may also be subject to a Surrender Charge if:

•	this endorsement is attached to a contract that has a schedule of surrender charges; and

•	there were any Chargeable Premiums on the date the Accumulation Value was applied to this payout option; and

•	there is at least one Chargeable Premium where the Surrender Charge has not expired at the time of the withdrawal.

If so, withdrawals under this payout option may be reduced by a portion of the Surrender Charge applicable at that time. To calculate the Surrender Charge applicable to a withdrawal under this payout option, the following formula is applied to each Chargeable Premium that was in effect on the Annuity Commencement Date; (a) times ((b) divided by (c)) times (d) where:

(a)	is the Surrender Charge that would have applied to the Chargeable Premium if the Basic Contract was surrendered on the Annuity Commencement Date less the amount of any Surrender Charge that was previously deducted from prior withdrawals under this payment option;

(b)	is the number of whole months of any remaining unpaid payments until the date that the Surrender Charge would have expired;

(c)	is the number of whole months remaining from the Annuity Commencement Date until the date that the Surrender Charge would have expired; and

(d)	is the present value of remaining payments withdrawn divided by the total present value of the remaining payments.

The Free Withdrawal Amount under the Basic Contract is not available for amounts withdrawn following the Annuity Commencement Date.

Issue Date

The effective date of this endorsement is the Issue Date of the Basic Contract.

The Guardian Insurance & Annuity Company, Inc.

Secretary

13-PCERT SVA	[CONTRACT NUMBER]

ENDORSEMENT

Table of Guaranteed Annuity Rates

Payments for a Period Certain

Period Certain	ANNUITY RATES FOR THE FIRST MONTHLY ANNUITY PAYMENT PURCHASED WITH EACH $1,000 OF PROCEEDS APPLIED
[15 Years	[6.195142
16 Years	5.849669
17 Years	5.545021
18 Years	5.274392
19 Years	5.032411
20 Years	4.814780
21 Years	4.618022
22 Years	4.439289
23 Years	4.276231
24 Years	4.126887
25 Years	3.989613
26 Years	3.863014
27 Years	3.745906
28 Years	3.637271
29 Years	3.536232
30 Years]	3.442029]

13-PCERT SVA	[CONTRACT NUMBER]